Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

telephone:	(713)651-5151
March 14, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quanex Building Products Corporation Form 10 — Amendment No. 3 Filed on: March 6, 2008 File No. 001-33913
Ladies and Gentlemen:
     By letter dated March 13, 2008, Quanex Building Products Corporation (the “Company”) received the Staff’s comments relating to the above listed filing (the “Comment Letter”). On behalf of the Company and in response to the Comment Letter, we submit the following responses together with the attached Amendment No. 4 to Form 10 of the Company (the “Form 10”) marked to show changes from the prior filing. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
     Please note that the attached Form 10 also reflects the addition of financial data from the Company’s first quarter that ended January 31, 2008.
Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

Securities and Exchange Commission
March 14, 2008

Information Statement
Management, page 60
Executive Compensation, page 65
Annual Incentive Awards, page 69
     1. We note that the pre-established performance goals, as measured by ROIC, determine the amount of AIA payout that executives receive. Footnote (1) to the Grants of Plan-Based Awards table suggests that the determination of the AIA payout that executives received for 2007 was determined in a similar manner. As these goals appear to be material to the determination of the amount of executive incentive compensation for 2007, please disclose them in the filing, and confirm your understanding that in future filings on Form 10-K you will continue to include this disclosure.
     Response: The Company has revised the disclosure on pages 78 and 79 and in footnote 1 on page 88 of the Form 10 to clarify the pre-established performance goals. The Company confirms that, in future filings on Form 10-K, it will continue to include this disclosure.
     2. It also appears that awards of performance units will be determined with reference to target measures. Please confirm that, in future filings in which you report compensation where these measures are material to your determination of the amount of the award you will pay, you will disclose such measures.
     Response: The Company confirms that, in future filings in which it reports compensation where target measures are material to its determination of the amount of the award it will pay, it will disclose such measures.
* — * — * — * — * — *
     The Company acknowledges that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 14, 2008

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Michael W. Conlon of this firm at (713) 651-5427.
Very truly yours,
/s/ Martin F. Doublesin
Martin F. Doublesin

cc:	Ms. Pamela Long (Securities and Exchange Commission)
Ms. Era Anagnosti (Securities and Exchange Commission)
Ms. Patricia Armelin (Securities and Exchange Commission)
Ms. Anne McConnell (Securities and Exchange Commission)
Mr. Kevin P. Delaney (Quanex Corporation)
Mr. Michael W. Conlon (Firm)